UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

August 26, 2010

To whom it may concern:
	Company:	Mizuho Financial Group, Inc.
	Representative:	Takashi Tsukamoto, President & CEO
	Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
	Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Notice Concerning Determination of Certain Terms of the Issue of Stock Compensation-type

Stock Options (Stock Acquisition Rights)

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, with respect to the Stock Acquisition Rights to be allotted to the Directors (excluding the Outside Directors) and Executive Officers of the Company and of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., subsidiaries of the Company, as resolved at the meeting of the Board of Directors held on July 30, 2010, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights:

6,808

2.	Amount to be Paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 119,520 yen

The rights to remuneration held by the person who receives the allocation shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to be Allocated the Stock Acquisition Rights and Their Numbers; and Number of the Stock Acquisition Rights to be Allocated:

	Number of persons to be allocated	Number of the Stock Acquisition Rights to be allocated
Director of the Company	4	500
Executive Officer of the Company	4	237
Director of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.	12	1,417
Executive Officer of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.	71	4,654

Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: +81-(0)3-5224-2026